

December 1, 2021

Mark Chi Hang Lo
Chief Executive Officer
AMTD Digital Inc.
25/F Nexxus Building
41 Connaught Road Central
Hong Kong

> **Re: AMTD Digital Inc.**
> **Amendment No. 9 to**
> **Registration Statement on Form F-1**
> **Filed on November 10, 2021**
> **File No. 333-256322**

Dear Mr. Lo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2021 letter.

Amendment No. 9 to Registration Statement of Form F-1 filed November 10, 2021

Cover Page

1. We note your response to our prior comment 1 and reissue in part. We note your disclosure here and elsewhere in the document that the PRC government may intervene or influence your China operations at any time. Please revise to also clarify here, and elsewhere throughout the document, that the statement that the PRC government may intervene or influence your operations at any time applies to your Hong Kong based operations as well. In this regard, please revise your disclosure on the cover page and throughout to reference and address the laws and regulations of the PRC that could have

an impact on your business, financial condition and results of operations should your Hong Kong based business become subject to increased PRC regulation.

2. On the cover page, in the paragraph that discusses that your shares may be delisted or prohibited from trading, please cite to the Holding Foreign Companies Accountable Act as the reason this may occur.

Risk Factors, page 18

3. We note your response to our prior comment 3. Please move the risk factors related to your China and Hong Kong operations to an earlier part of your risk factors. Please make corresponding changes to the Summary of Risk Factors.

You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance